Exhibit 99.1

Alibaba Group Announces Completion of Offering of HK$12.023 Billion of Zero Coupon Exchangeable Bonds

Hong Kong, China, July 9, 2025 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced the completion of its private offering (the “Bond Offering”) of HK$12.023 billion aggregate principal amount of Zero Coupon Exchangeable Bonds due 2032 (the “Bonds”) by reference to the ordinary shares of Alibaba Health Information Technology Limited (“Alibaba Health”) that are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (HKEX: 00241) (“AH Shares”). The Bonds were sold to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Bonds are unsecured and unsubordinated obligations of Alibaba Group. The Bonds do not bear regular interest. The Bonds will mature on July 9, 2032, unless redeemed, exchanged or purchased in accordance with their terms prior to such date.

Holders of the Bonds may exchange all or any portion of the Bonds at their option at any time on or after the 41st day following the issue date of the Bonds to, and including, the close of business on the fifth scheduled trading day immediately preceding the maturity date of the Bonds. Upon exchange, the Company may, at its option, elect to satisfy its exchange obligation by delivering AH Shares, cash, or a combination of cash and AH Shares, each in accordance with the terms set forth in the Bonds.

Alibaba Health is a consolidated subsidiary of Alibaba Group, in which Alibaba Group holds approximately 64% of equity interest. Alibaba Group expects Alibaba Health to remain a flagship healthcare platform and consolidated subsidiary of Alibaba Group following any future exchange of the Bonds into AH Shares, and will continue close collaboration with Alibaba Health and members of Alibaba ecosystem to drive “AI + Healthcare” industry transformation.

The initial exchange ratio of the Bonds is approximately 160,513.6 AH Shares per HK$1,000,000 principal amount of Bonds, which is equivalent to an initial exchange price of HK$6.23 per AH Share. The initial exchange price represents a premium of 48% over the price of HK$4.21 per AH Share in the delta placement, which was conducted by certain bookrunners concurrently with the pricing of the Bonds to facilitate hedging activities by certain investors. Based on the initial exchange price and assuming the Bonds are exchanged in full for AH Shares, the initial exchange property referenced by the Bonds represents up to approximately 12% of the issued share capital of Alibaba Health as of June 30, 2025. The exchange price, and accordingly the exchange ratio, will be subject to certain customary adjustments on the terms set forth in the Bonds. In addition, following certain corporate events that occur prior to the fifth scheduled trading day immediately preceding the maturity date or following our delivery of a notice of redemption, we will, in certain circumstances, increase the exchange ratio of the Bonds for a holder who elects to exchange its Bonds in connection with such a corporate event or redemption, as the case may be.

The Bonds are expected to be listed on the Vienna MTF operated by the Vienna Stock Exchange within 60 days after closing of the Bond Offering.

Other Matters

The Bonds and the AH Shares deliverable upon exchange of the Bonds, if any (collectively, the “Securities”), have not been and will not be registered under the Securities Act or any U.S. state securities laws, and are being offered and sold to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the Securities Act. The Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The Company aims to build the future infrastructure of commerce. It does not pursue size or power. It aspires to be a company that will last for 102 years.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about future relationship between Alibaba Group and Alibaba Health, and the expected listing of the Bonds, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com